Glendale Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65604

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GLENDALE SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15233 VENTURA BLVD., SUITE 712

(No. and Street)

SHERMAN OAKS	**CA**	**91403**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul E. Flesche	818-907-1505	eflesche@glendalesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020		6567	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Flesche _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of GLENDALE SECURITIES, INC. _____, as of
12/31 _____, 2 025 __, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _____

Title: CFO _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: SIPC Report _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of Glendale Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
March 30, 2026

Glendale Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 2,322,720
Clearing Receivables	148,438
Deposits with Clearing Brokers	350,000
Accounts Receivable	469,055
Prepaid Expenses	3,950
Rental Deposit	9,195
Marketable Securities at FMV	1,982,784
Due from Clearing Brokers	106,380
Lease Right of Use Asset	84,210
Convertible Notes at Cost	65,000
Fixed Assets	191,500
Total Assets	**$ 5,733,232**

Liabilities and Stockholders' Equity

Liabilities

Commission Payable		$ 122,690
Accrued Expenses		202,945
Accrued Taxes		635,100
Management Fees Payable		542,624
Referral Fees Payable		5,982
Lease Liability		97,312
Total Liabilities		1,606,653

Stockholders' Equity

Common Stock ($0 par value, 100,000 shares authorized, 18,012 shares issued and outstanding)	$ -	
Paid-in Capital	210,073	
Retained Earnings	3,916,506	4,126,579
Total Liabilities and Stockholders' Equity		**$ 5,733,232**

The accompanying notes are an integral part of these financial statements.


Glendale Securities, Inc.
Statement of Income
For the Year Ended December 31, 2025


Revenues

Commissions Income		$ 7,993,328
Trading		312,880
Mutual Fund		671
Services		1,544,697
Routing Rebates		341,467
Interest Income		37
	Total Revenues	10,193,080

Expenses

Payroll & Related Expenses		1,152,674
Rent		106,384
Access Charges		578,459
Broker Expenses & Payouts		1,333,725
Professional Fees		252,819
Telephone		17,136
Computer Fees		25,317
DTC Charges		270,350
Certificate Deposit Charges		26,317
Other		273,198
Ticket Charges		1,396,542
Insurance		94,583
Regulatory Costs		164,940
Referral Fees		29,774
Travel and Entertainment		85,749
Management Fees		1,651,078
	Total Expenses	7,459,045
Operating Income Before Tax Provision		2,734,035
Income Tax Provision		698,011
Net Income		$ 2,036,024


The accompanying notes are an integral part of these financial statements.


Glendale Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Common Stock Shares	Common Stock	Paid In Capital	Retained Earnings	Total
December 31, 2024	18,012	$ -	$ 210,073	$2,730,482	$2,940,555
Net Income				2,036,024	2,036,024
Dividends Paid				(850,000)	(850,000)
December 31, 2025	18,012	$ -	$ 210,073	$3,916,506	$ 4,126,579

The accompanying notes are an integral part of these financial statements.


Glendale Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025


Cash Flows from Operating Activities:

Net Income	$ 2,036,024
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Amortization of right of use asset	91,199
(Increase) decrease in assets :	
Clearing Receivables	16,797
Deposit with Clearing Broker	(250,000)
Accounts Receivable	(334,100)
Other Receivables	85,000
Convertible Notes	(25,000)
Prepaid Income taxes	(3,950)
Marketable Securities at FMV	(328,466)
Due From Clearing Brokers	(8,039)
(Decrease) increase in liabilities:	
Accounts Payable	(12,000)
Commissions Payable	18,740
Accrued Expenses	126,817
Accrued Taxes	585,100
Management Fees Payable	542,624
Referral Fee Payable	4,141
Repayments of Lease Liability	(102,107)
Total adjustments	406,756
Net cash provided by (used in) operating activities	2,442,780
Cash Flows from investing activities	
Purchase of oms trading platform	(91,500)
Sale of Investment in GLEN Holdings Corp	202,000
Net cash provided by (used in) investing activities	110,500
Cash Flows from financing activities	
Dividends Paid	(850,000)
Net cash (used in) financing activities	(850,000)
Net increase in cash	1,703,280
Cash at the beginning of year	619,440
Cash at end of year	$2,322,720

Supplemental Disclosure of Cash Flow Information

Cash during the year for:

Interest	$	1,173
Income taxes	$	51,645


The accompanying notes are an integral part of these financial statements.


Note 1 – Organization and Nature of Business

Glendale Securities, Inc. (the "Company") was incorporated in the State of California on August 19, 2002. The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company has three locations: one in Sherman Oaks, California, one in New York, New York and one in Coeur d'Alene, Idaho.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a registered securities clearing broker and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - The Company earns commissions by referring client transactions in mutual funds, and equities and investment banking services. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis. Commissions revenue includes markup/markdown on principal trades, agency commissions and other transaction related fees charged in accordance with our fee schedule. Finally, commissions revenue on investment banking referral fees are based on contractual arrangements between the parties. The following table represents the Commissions revenue received for the year ended December 31, 2025:

Commissions	
Agency & Other	$ 3,393,320
Principal Trades	2,721,518
Investment Banking Referral Fees	1,878,490
Total Commissions	$ 7,993,328

Securities Inventory – Proprietary securities transactions, including securities in which the Company makes markets, are recorded on a trade-date basis. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are also recorded on a trade-date basis. Securities inventory positions are marked to market at the end of each reporting period.

Note 2 – Significant Accounting Policies (continued)

Routing Rebates - The Company receives certain transaction-based amounts from market centers related to securities order routing, including routing rebates. The Company recognizes these amounts in the period in which the related customer or proprietary orders are executed, based on executed share volume and contractual or published fee schedules. Receivables are recorded for amounts earned but not yet received. Where the substance of the arrangement indicates that such amounts offset venue execution costs rather than represent a separate earnings process, the Company presents those amounts as a reduction of execution expense.

Services – The Company provides Depository Trust Company (DTC) Advisory services to issuers of securities. Services and related income and expenses are recorded when the services are performed under the terms of the underlying engagements. The Company may receive financial instruments in lieu of cash receipts for services rendered. During the year ended December 31, 2025, the Company received one separate convertible note totaling $25,000 (refer to note 3).

Accounts Receivable – The Company's accounts receivable primarily arise from services revenue and routing rebates. The Company uses the direct write-off method when recording its accounts receivable and other receivable balances at net collection value. At December 31, 2025, had no adjustments to Accounts Receivables as shown on the Statement of Condition.

Clearing Brokers - The Company maintains clearing agreements with Wilson-Davis & Co., Inc. and TICKRS Clearing, LLC, and actively trades through those clearing relationships in the ordinary course of business. The Wilson-Davis & Co., Inc. agreement requires a minimum deposit of $100,000, and the clearing broker deposit at December 31, 2025 was $100,000. The TICKRS Clearing, LLC agreement does not require a minimum deposit.

During the year, the Company entered into a clearing agreement with Techspeed Clearing, LLC, which requires a deposit of $250,000. The clearing broker deposit at December 31, 2025 was $250,000. No trading activity had commenced through Techspeed Clearing, LLC as of December 31, 2025.

The Clearing Brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. At December 31, 2025, the Company's cash balances at both Clearing Firms totaled $106,380.

Fixed Assets - As of December 31, 2025, fixed assets include $191,500 of capitalized costs related to the development of the Company's internal-use order management software. The software had not yet been placed in service as of year-end, and accordingly no amortization had been recorded. Management expects the software to be placed in service during 2026, at which time amortization will commence over the software's estimated useful life. Management evaluates capitalized software costs for impairment and believes the carrying value was recoverable as of December 31, 2025.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Income tax payments made during the year ended December 31, 2025 totaled $51,645 and related to the Company's 2024 income tax liability.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities generally for three years after they are filed.

Investments in Ventures - The Company uses the equity method of accounting for its investments in certain ventures. Under this method, investments are initially recorded at cost and subsequently adjusted for the Company's pro-rata share of earnings or losses and for additional contributions or withdrawals of capital. Any difference between the carrying value of an investment and the Company's pro-rata share of the underlying net assets is recognized as gain or loss upon sale or liquidation. During the year ended December 31, 2025, the Company sold its investment previously accounted for under the equity method. Accordingly, the carrying value of Investments in Ventures was $0 as of December 31, 2025.

Note 3 - Fair Value of Investments and Assets at Cost

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 - Fair Value of Investments and Assets at Cost (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

Fair Value Measurements
As of December 31, 2025

	Level 1	Level 2	Level 3	Total
Assets				
Convertible Notes			$ 65,000	$ 65,000
Marketable securities - penny stocks		$ 1,980,328	2,456	1,982,784
Total	$ -	**$ 1,980,328**	**$ 67,456**	**$ 2,047,784**

Fair Value Measurement of Level 3 Investments

Beginning Balance at December 31, 2024	$ 345,578
Sale of Investment GLEN Holdings Corp	(202,000)
Notes Receivable (Repaid)	(85,000)
Penny Stocks with No Market	(16,122)
Convertible Notes	25,000
Ending Balance at December 31, 2025	$ 67,456

Convertible notes were received in exchange for accounts receivable of the same value, are convertible into common stock currently traded over the counter, after a 180 day restricted period, with the conversion price based upon a discount to the market price at the time of conversion, with no floor price, therefore the investment is currently held at cost.

Penny Stocks are valued using the last trade on December 31, 2025, or the best bid price if there were no trades on December 31, 2025.

Note 4 – Commissions and Fees Payable

As of December 31, 2025, the Company had Commissions payable of $122,690 and Referral fees payable of $5,982, representing balances due to broker-dealers and registered representatives.

Note 5 - Management Fees Payable

During the year ended December 31, 2025, the Company accrued bonuses payable to two key officers pursuant to compensation arrangements based on the Company's income before income taxes, totaling $1,651,078. Payment of such bonuses is subject to the terms of the related arrangements. As of December 31, 2025, $542,624 remained accrued and unpaid and is included in Management Fees Payable on the accompanying Statement of Financial Condition.

Note 6 – Provision For Income Taxes

The Company files its tax returns on an accrual basis. The provision for income tax expense included in the statements of income as determined in accordance with FASB ASC 740 is as follows:

	Federal	State	Local	Total
Current	$ 399,267	$ 238,279	$ 60,465	$ 698,011
Deferred				
Allowance 100%				
Total	$ 399,267	$ 238,279	$ 60,465	$ 698,011

Deferred taxes are accounted for using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax of such timing differences. As of December 31, 2025, the Company had a federal and state temporary timing difference from fixed assets resulting in deferred tax assets of de minimus values. The Company applied a 100% valuation allowance against these deferred tax assets since management cannot determine if it is more likely than not that the entire asset will be realized.

The current income taxes for the Company are calculated based on the statutory federal rate of 21% and the California State rate of 8.84%. These statutory rates were not the effective rates solely because of NOL carryforwards from 2024 that were fully utilized in 2025.

Note 7 – Litigation

The Company is a named defendant in a legal action against one of its representatives in the Supreme Court of Queens County, State of New York. The complaint against the Company alleges various causes of action seeks damages as well as punitive damages to be determined, and other relief as deemed appropriate by the court. The Company retained legal counsel in the state of New York and intends to vigorously contest the matter. Upon consultation with legal counsel, the Company believes that the possibility of an unfavorable outcome for the Company is remote. The Company further believes that the outcome, or range of outcomes, is not probable and estimable currently. In the normal course of business, the Company has possible exposure or may be a defendant in legal actions, claims and disputes arising out of its activities as a registered broker-dealer. While predicting the resolution of such matters is inherently difficult, the Company believes that there are no other actions or possible actions that would have a material impact on the financial statements.

Glendale Securities, Inc.
Notes to Financial Statements
December 31, 2025

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $2,232,169 which was $2,102,169 in excess of its required net capital of $130,000. The Company's ratio of aggregate indebtedness to net capital is 0.72 to 1.

Note 9 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All employees are eligible to contribute immediately upon employment. The Company did not make any contributions to the plan for the year ended December 31, 2025.

Note 10 – Operating Lease

The Company entered into a six-year lease for office space under a non-cancellable operating lease, commencing September 1, 2020 and expiring November 30, 2026.

The components of lease cost for the year ended December 31, 2025 are as follows:

Operating lease cost $114,038

The Company has a Right of Asset of $84,210 for this lease as of December 31, 2025, and Lease Liability for $97,312.

At December 31, 2025 future minimum lease payments under this agreement were as follows:

Total undiscounted lease payments	$ 97,640
Less imputed interest	(328)
Total lease liability	$ 97,312

Note 11 - Concentrations

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in creditworthy financial institutions, and the Company believes it is not exposed to significant credit risk on those amounts.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12– Subsequent Events

The Company has reviewed transactions and events from its year-end December 31, 2025 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements and determined there were none.

Note 13 – Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CFO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Note 14 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 15 - Dividends

During the year ended December 31, 2025, the Company declared and paid cash dividends aggregating $850,000, consisting of $200,000 on November 14, 2025, $400,000 on November 24, 2025, and $250,000 on December 5, 2025.

Glendale Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEA Rule 15c3-1
December 31, 2025

Computation of Net Capital

Total Stockholders' Equity	$ 4,126,579
Non Allowable Assets:	
Accounts Receivable	(469,055)
Rental Deposit	(9,195)
Prepaid Expenses	(3,950)
Convertible Notes	(65,000)
Fixed Assets	(191,500)
Haircuts:	
Other Securities	(151,160)
No Market	(2,456)
Limited Market	(117)
Undue Concentration	(29,680)
Blockage	(972,297)
Net Capital	**$ 2,232,169**

Computation of Net Capital Requirements:

Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	$ 107,110
Minimum dollar net capital required for market maker	$ 130,000
Net Capital required (greater of above amounts)	$ 130,000
Excess Capital	$ 2,102,169
Total liabilities	$ 1,606,653
Ratio of Aggregate indebtedness to net capital	0.72:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2025.

See report of independent registered public accounting firm

Glendale Securities, Inc.
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2025

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services for DTC eligibility and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is covered under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Non- Covered Firm).

Glendale Securities, Inc.
Schedule III – Information Relating to Possession or
Control Requirements under SEA Rule 15c3-3
As of December 31, 2025

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services for DTC eligibility and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is covered under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Non- Covered Firm).

See report of independent registered public accounting firm

Glendale Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of Glendale Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Glendale Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Glendale Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Glendale Securities, Inc. stated that Glendale Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2025 without exception, and (3) Glendale Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") but limited to (1) advisory services for DTC Eligibility; and (2) direct sales of mutual funds and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2025. Glendale Securities, Inc.'s management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glendale Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
March 30, 2026

GLENDALE SECURITIES, INC.

15233 Ventura Blvd. > Suite 712 > Sherman Oaks > California > 91403
Phone: 818-907-1505 > Fax: 818-907-1506 > glendalesecurities.com

Exemption Report
For the Year Ended December 31, 2025

Glendale Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) advisory services for DTC Eligibility; and (2) direct sales of mutual funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glendale Securities, Inc.

I, Paul E. Flesche, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO

Glendale Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To The Board of Directors and the Stockholders of Glendale Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Glendale Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Glendale Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Glendale Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Glendale Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glendale Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
March 30, 2026


Glendale Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2025


	Amount
Total assessment	$ 12,526
SIPC-6 general assessment	
Payment made on August 6, 2025	(2,968)
Less prior overpayment applied	(141)
SIPC-7 general assessment	
Payment made on March 06, 2026	(9,417)
Total assessment balance	
(overpayment carried forward)	$ -